December 21, 2018

Jeffrey Gabor

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Office of Healthcare % Insurance

Re: Immune Therapeutics, Inc.

Amendment No. 2 to Preliminary Proxy Statement

on Schedule 14A

Filed November 29, 2018

File No. 000-54933

Dear Mr. Gabor:

Please see below for responses to the Division’s letter dated December 11, 2018 regarding the above captioned matter. Immune Therapeutics, Inc. (the “Company”) has prepared a second amended Preliminary Proxy Statement on Schedule 14A (“Amended Proxy Statement”) in response to items 1-4, which was filed December 21, 2018.

General

1.	Please note the preliminary revised proxy statement filed in response to these comments should include the entire proxy statement, as opposed to just the amended items.

We have included the entire proxy statement, including the amendments in response to your letter, in the Amended Proxy Statement.

2.	Please disclose the reasons for the authorization and designation of preferred stock, reverse stock split, and name change. Please see Items 11(d), 12(c), and 19 of Schedule 14A.

The following has been added to page 3 of the Amended Proxy Statement:

“The Preferred Authorization and Series D Designation are intended to allow the Company to raise additional capital, solicit certain service providers, and repay some of the Company’s outstanding debt, as determined by the Company’s board of directors to be in the best interests of the Company and its shareholders. There are not currently any specific plans, arrangements, or understandings for the issuance of the shares of preferred stock that become authorized through the Preferred Authorization; however, the Company does intend set terms for an offering of, and to issue, the Series D Preferred Stock prior to effectuation of the Reverse Split in order to raise capital and retire existing debt of the Company. To the extent that the Company issues preferred stock that is convertible into common stock or has voting rights, existing shareholders’ economic interests and voting rights in the Company would be proportionately diluted.

1

The Board believes that the Reverse Split will help simplify the Company’s capitalization table, make it more competitive with companies of similar industry and size, make the Company’s common stock more attractive to the market, and make available additional common stock to raise capital and entice qualified service providers throughout the Company’s lifetime. The Board believes that this method is preferable to authorizing additional common shares to issue. Because the Company is not reducing its authorized shares as part of the Reverse Split, the Reverse Split will have the potential effect of diluting shareholders’ interests in the Company, as discussed in more detail under “What effect will the Actions have on authorized and outstanding shares?”.

The Name Change is proposed to better reflect the Company’s current business model, to effect a rebranding of the Company and to distinguish the Company from other publicly traded companies with similar names to Immune Therapeutics, Inc.”

3.	Since you are proposing to authorize additional shares of preferred stock, please disclose whether you have any plans, arrangements, understandings, etc. to issue any of the preferred stock. If you do have an intent to issue any of the preferred stock, please consider whether you are required to provide financial statements and other information described in Item 13 of Schedule 14A. Either include this information in your proxy statement or provide us with an analysis explaining why this information is not required. See Item 11(e) and Instruction 1 to Item 13 of Schedule 14A.

The Company does not currently have any set plans, arrangements, or understandings for the issuance of preferred stock; however, it does intend to set terms for the issuance of the Series D Preferred Stock once the Actions have been approved and prior to effectuation of the Reverse Split. Accordingly, the Company’s quarterly financial statements and other information for fiscal year 2018 have been incorporated by reference on page 10 of the Amended Proxy Statement. The Company does not believe that pro forma financial information is required, as the Company does not intend to use the preferred stock to effectuate any action it believes would otherwise require pro forma financial information.

4.	Please clarify whether you will reduce the number of authorized shares of common stock in proportion to the reverse stock split. If you do not intend to reduce the number of authorized shares, please disclose the increase in authorized shares available for issuance resulting from a 800-to-1 reverse stock spilt and from a 1,000-to-1 reverse stock split and disclose any plans to issues these newly available shares. If you do not have plans to issue the newly available shares, revise your disclosure to clarify that you currently have no such plans.

The Company intends the reverse stock split to affect only its issued and outstanding shares, not its number of authorized shares. Please see the amended disclosure regarding the reverse stock split on pages 8-9 of the Amended Proxy Statement.

Thank you for your time and attention in this matter. Please advise of any additional clarifications we may offer as it relates to the Preliminary Proxy Statement on Schedule 14A.

Noreen Griffin

CEO

2